

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Richard Robert
Executive Vice President and
    Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC (Vanguard or Company)**
> **File No.:   001-33756**

Dear Mr. Robert,

      In your letter dated August 9, which we received in complete form on August 18, 2011, you state that Vanguard, and Encore Energy Partners, LP (Encore), consolidated by Vanguard pursuant to its 46.6% controlling interest, on July 29, 2011 acquired oil and natural gas properties in the Permian Basin of West Texas (Properties) from an undisclosed seller for $81.4 million. In addition, on July 11, 2011 Vanguard and Encore announced the execution of an agreement that would result in a merger whereby Encore would become a wholly-owned subsidiary of Vanguard in exchange for approximately 18.4 million common units of Vanguard (Encore Merger), subject to approval by common unitholders of both Vanguard and Encore. Also, your letter addresses other 2011 business acquisitions by the Company, both completed and probable, which were individually insignificant. Your letter addresses the financial statements of acquired businesses required to be included in the Form S-4 with respect to the Encore Merger, and in the Form 8-K reporting the acquisition of the Properties pursuant to Rule 3-05 and Article 11 of Regulation S-X.

      You state that the Form S-4 filed August 2, 2011 includes the audited financial statements of Encore for which the acquisition of the 53.4% non-controlling interest is individually significant. Your letter addresses the significance of the acquisition of the Properties individually and in the aggregate with other individually insignificant acquisitions. You state that, for the reasons enumerated in your letter, it is not practicable to obtain full financial statements of the acquired businesses other than Encore. However, you indicate that you have obtained statements of revenues and direct expenses that reflect all costs directly involved with the revenue producing activities of the acquired businesses and that exclude only costs not directly associated, such as overhead. In your letter, you note that the acquisition of the Properties and the other acquired businesses excluding Encore, individually and in the aggregate, are significant in excess of 50% based on the income test. However, you note that based on other measures the acquisition of the Properties individually is only significant at 20% or less, and in the aggregate with the other acquired businesses except Encore is only significant at 38% or less. Further, the staff notes that based on the pro forma information reflecting the acquisition of the 46.6% interest in Encore on December 31, 2010, the acquisition of the Properties is individually significant under the income test at approximately 24% and 20% or less under all other measures, and the acquisition of the Properties and all other individually insignificant businesses is significant at approximately 42% under the income test and 23% or less based on all other measures. The acquisition of the Properties is not clearly insignificant based on all measures, and you are required to provide audited financial statements of the majority of all individually insignificant acquisitions pursuant to Rule 3-05(b)(2)(i).

Your letter states that the Company can provide Statements of Revenues and Direct Expenses for the Properties in lieu of full financial statements. Based on the information provided, we will not object if the Company provides financial statements for the Properties for the year ended December 31, 2010 (audited) and interim financial statements for the six months ended June 30, 2011 and 2010 (unaudited), as well as the full audited financial statements of Encore, in full satisfaction of the requirements of Rule 3-05. In a footnote to the financial statements for the Properties, disclose the nature of the omitted historical expenses, and describe the reasons for their omission. Also, disclose the amounts of the omitted expenses, if they are known or reasonably available, on an unaudited basis. Also, describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired business going forward due to the changes in the business and the omission of various operating expenses. Include in a footnote, to the extent available, information about the acquired business's operating, investing and financing cash flows.

Furnish the supplementary disclosures described in ASC 932-235-50-3 through 50-11 and ASC 932-235-50-29 through 50-36 (paragraphs 10 through 17 and 30 through 34 of SFAS 69) for the Properties. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.

You are required to provide a pro forma balance sheet in the Forms S-4 and 8-K which reflects the acquisition of the Properties and Encore. The staff will waive the requirement to provide pro forma statements of operations, if the use of forward-looking information is necessary to meaningfully present the effects of these acquisitions. If you provide pro forma operating information, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statements of operations are not indicative of your operations going forward, because they necessarily exclude various operating expenses.

We encourage you to include forward-looking information regarding the revenues and expenses of the acquired business, as reorganized under your organizational structure and management. If furnished, clearly identify it as forward-looking rather than as pro forma. If the forward looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

The staff's conclusion is based solely on the information included in your letter or in the Company's 1934 Act filings. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant